Exhibit 2
Item 4. Purpose of the Transaction
Item 4 of Schedule 13D is amended by adding the following:
The following is added to the end of Item 4 of Schedule 13D:
On August 22, 2016, RIVC sent a letter (the "August 22 Letter") to the Issuer supplementing its August 5, 2016 letter (the "August 5 Letter") in which it demanded to inspect certain books and records of the Issuer. The August 22 Letter is attached hereto and incorporated herein by reference as Exhibit 99.6.
The August 22 Letter follows up on RIVC's investigation into unusual transactions of the Company which materially increased the number of shares which could be voted by Company insiders at the 2016 Annual Meeting. As stated in its August 5 Letter, RIVC believes the share issuances described above, in addition to fitting a long-standing pattern and practice of stock-holder unfriendly actions, also represent an attempt to further entrench the existing members of the Board and may constitute a breach of the directors' fiduciary duties under Delaware law absent a "compelling justification" for an apparent manipulation of the stockholder franchise under the Schnell and Blasius line of precedents. Further, as disclosed in the Company's annual report on Form 10-K, the Company has previously settled out trade payables for less than full value, and recognized resulting gain in its financial statements. The August 22 Letter also states that RIVC is investigating whether through this highly unusual transaction, completely uncoupled from any concurrent balance sheet recapitalization, Dellave, an affiliate of Tim Reilley and Melrose Capital Advisors, LLC, the Company's senior lender, was granted the opportunity to personally profit at the Company's and stockholders' expense by having shares issued to it at full value of the trade payables, yet retaining the benefit of any discounted settlement of the trade payables.
The August 22 Letter also describes RIVC's investigation into whether Dellave was granted the opportunity to personally profit at the Company's and stockholders' expense by having Company shares issued to it at full value of certain trade payables, yet retaining the benefit of any discounted settlement of the trade payables.  As the relevant agreement attached to the Company's Form 8-K suggests that the Company has admitted its current liabilities exceed its assets, RIVC also is investigating whether such transaction impermissibly favors one creditor over other Company constituents in such situation, including in this case the current stockholders.  RIVC is investigating whether, if so, such transaction constitutes corporate waste, an impermissible conflict of interest, and/or a breach by all or some of the directors of their fiduciary duty owed to the Company and its stockholders. Also, on August 18, 2016 the Executrix representing the Estate of Wayne Corona informed RIVC that it is withdrawing from the Schedule 13D group and no longer wishes to be a reporting person in the group's SEC filings.